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18005939 ION

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SEC Mail Processing Received FEB 28 2018 WASH., D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Innovation Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9B Hamilton Place
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Crosby-Brown (603) 216-8918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarcp Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Colin Widen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Innovation Capital, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

The Commonwealth of Massachusetts
On this 23 day of February, 2018 before me, the undersigned notary public, personally appeared Colin Widen proved to me through satisfactory evidence of identification which were DL, to be the person whose name is signed on the preceding or attached document and acknowledged to me that he/she signed it voluntarily for its stated purpose.

Signature

CEO
Title

Notary Public

JOANNE W. HILGER
Notary Public
Massachusetts
Commission Expires Jan 6, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTON INNOVATION CAPITAL, LLC

CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Boston Innovation Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Boston Innovation Capital, LLC, (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Boston Innovation Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Boston Innovation Capital, LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 19, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS		
Cash	$	17,679
Other assets		14,478
TOTAL ASSETS	$	32,157

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$	32,157
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	32,157

The accompanying notes are an integral part of these financial statements.

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES		
Fee revenue	$	259,409
Interest		8
TOTAL REVENUES	$	259,417
EXPENSES		
Salaries and related	$	40,330
Insurance		33,955
Office and related		4,836
Professional fees		188,990
Travel and Entertainment		3,491
Regulatory expenses		3,678
TOTAL EXPENSES	$	275,280
Net Loss	$	(15,863)

The accompanying notes are an integral part of these financial statements.

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBER'S EQUITY, DECEMBER 31, 2016	$	60,520
Member's Distributions	$	(12,500)
Net Loss		(15,863)
MEMBER'S EQUITY, DECEMBER 31, 2017	$	32,157

The accompanying notes are an integral part of these financial statements.

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (15,863)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Other assets	(10,840)
Accounts payable and accrued expenses	(1,451)
NET CASH USED IN OPERATING ACTIVITIES	(28,154)
CASH FLOWS FROM FINANCIANG ACTIVITIES	
Member's distributions	(12,500)
NET CHANGE IN CASH	(40,654)
CASH, BEGINNING OF YEAR	58,333
CASH, END OF YEAR	$ 17,679

The accompanying notes are an integral part of these financial statements.

BOSTON INNOVATION CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

Note 1 - Organization

Boston Innovation Capital, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded on September 19, 2014 in the Commonwealth of Massachusetts and is owned 100% by LSN Holdings, LLC ("LSNH"). LSNH is a single member Delaware LLC. The firm's membership with FINRA became effective on January 22, 2016. The Company assists life science entrepreneurs and fund managers to raise capital and provides M&A advisory services.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Income Taxes

The Company is a disregarded entity for taxation purposes and consolidates its taxable income with LSNH. LSNH is owned by one individual who would then normally report the income or loss passed through from LSNH on his tax return. As a result, no federal or state income taxes are provided for, as they are the responsibility of the individual member of LSNH.

In 2016, the individual owner of LSNH, instead of reporting the consolidated income on his return, reported the income/loss of BIC and LSNH separately as if the companies had reported income without consolidation in error. For 2017, BIC will consolidate its income with LSNH and the individual owner of LSNH will report the consolidated income on his tax return.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard had no effect on the Company's financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $17,679, which exceeded its requirement by $12,679. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2017, this ratio was 0 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Related Party Transactions

The Company has an expense sharing agreement with a related entity under common control. Under this agreement, the related party provides rent and utilities. The related party also provides the services of certain employees to the Company and pays their salaries on behalf of the Company. The Company is not required to repay these expenses. The Company also paid professional fees in the amount of $139,632 to the same entity. No amount was owed to this entity at December 31, 2017.

Note 5 - Concentration of Revenues

The Company conducted business with seven customers in 2017. Each customer accounted for five or more percent of the total revenues for the period. There were no outstanding receivables attributable to these customers as of December 31, 2017.

BOSTON INNOVATION CAPITAL, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	32,157
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		14,478
NET CAPITAL		17,679
Less: Minimum net capital requirements at 12 1/2% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	12,679
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

See accompanying Report of Independent Registered Public Accounting Firm

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Boston Innovation Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Boston Innovation Capital, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Boston Innovation Capital, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Boston Innovation Capital, LLC stated that Boston Innovation Capital, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. Boston Innovation Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Boston Innovation Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 19, 2018

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232

Boston Innovation Capital

Biotech & Medtech Fundraising

Exemption Report
February 22, 2018

Boston Innovation Capital, LLC, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i) for the period January 1, 2017 through December 31, 2017.

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2017 through December 31, 2017, without exception.

I, Colin Widen, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Colin Widen
CEO